Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2017	2016	2015	2014	2013

Pretax income from continuing operations	$(39,642)	$91,674	$(8,939)	$(61,695)	$53,025

Distributed income of equity investees	4,307	1,887	—	843	998

Fixed charges	139,824	124,776	120,953	124,496	121,756

Earnings	104,489	218,337	(112,014)	63,644	175,779

Interest	128,537	115,174	113,481	114,058	111,050

Amortization of charges and other	11,287	9,602	7,472	10,438	10,706

Fixed Charges	139,824	124,776	120,953	124,496	121,756

Ratio of Earnings to Fixed Charges	n/a	1.75	n/a	n/a	1.44

Coverage Deficiency	35,335	n/a	8,939	60,852	n/a